EXHIBIT 77Q1A

                           TO FORM N-SAR
                        DATED:  MARCH 31, 2014

     At the meeting of the Board of Directors of Engex, Inc. ("Fund" or "Corporation") held October 17, 2013, the by-laws of the Corporation were amended by the adoption of the following resolution:

                             "AMENDMENT OF BY-LAWS

     RESOLVED, that the By-Laws of the Fund are hereby amended to add thereto an
Article XII designating the Delaware state and federal courts as the sole and exclusive forum for lawsuits involving certain matters involving the Fund, which Article shall read as follows:

                                  "ARTICLE XII
                                FORUM SELECTION

     Unless the Corporation consents in writing to the selection of an alternative forum, the sole and exclusive forum for (a) any derivative action or proceeding brought on behalf of the Corporation, (b) any action asserting a claim of breach of a fiduciary duty owed by any director, officer, employee or agent of the Corporation to the Corporation or the Corporation's stockholders,
(c) any action asserting a claim arising pursuant to any provision of the General Corporation of the State of Delaware, the Certificate of Incorporation or these Bylaws, or (d) any action asserting a claim governed by the internal affairs doctrine shall be a state or federal court located within in the State of Delaware, in all cases subject to the court of having personal jurisdiction over the indispensable parties named as defendants therein. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Bylaw."